EXHIBIT 21.1

SUBSIDIARIES OF THE GC NET LEASE REIT, INC.

1.	The GC Net Lease REIT Operating Partnership, L.P.

2.	The GC Net Lease REIT TRS, Inc.

3.	Renfro Properties LLC

4.	Plainfield Partners, LLC